Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months Ended March 31,
	2016	2015
Basic
Earnings:
Net income	$3,768	$2,298

Shares:
Average common shares outstanding	7,149	7,848

Basic earnings per common share	$0.53	$0.29

Assuming full dilution
Earnings:
Net income	$3,768	$2,298

Shares:
Average common shares outstanding	7,149	7,848
Potentially dilutive common shares outstanding	123	196
Diluted average common shares outstanding	7,272	8,044

Diluted earnings per common share	$0.52	$0.29

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.